Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the three and nine months ended September 30, 2016 and 2015. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated November 14, 2016. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™

test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Markin Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

During the second half of 2015, the Corporation has filed an F-3 Registration Statement made effective on August 4, 2015. The Company plans to utilize proceeds from the F-3 registration along with private placements and other types of financings, collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of March 31, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course to proceed to file for approval where possible.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Results of Operations

Nine Months Ended September 30	2016	2015
Total revenues	$243,232	$2,686,596

Net loss	$(10,275,457)	$(13,779,245)
Loss per share (basic & diluted)	$(0.23)	$(0.37)

Three Months Ended September 30	2016	2015
Total revenues	$51,980	$46,852
Net loss	$(3,125,142)	$(10,006,187)
Loss per share (basic & diluted)	$(0.07)	$(0.26)

Results of Operations – Q3 2016 compared to Q3 2015

Net losses were $3,125,142, or $0.07 per share, for the quarter, and $10,275,457, or $0.23 per share, for the nine months ended September 30, 2016, compared to net losses $10,006,187, or $0.026 per share, for the quarter, and $13,779,245, or $0.37 per share, for the nine months ended September 30, 2015. The decrease in net losses for the nine months ended September 30, 2016 compared to the same period in 2015 is primarily due to stock compensation charges of $7,431,265 in 2016 compared to $12,774,796 in 2015 and the fact that 2015 revenue, includes $2,508,533 in revenue recognition compared to $0 for the quarter ended September 30, 2016 . The weighted average number of common shares outstanding for the nine months ended September 30, 2016 was 45,428,636 compared to 37,119,433 for the same period in 2015.

The net losses for the nine month period ended September 30, 2016 includes a stock compensation charge in the amount of $7,431,265 which explains the increase in net losses for these quarters compared to other quarters presented.

Revenues

Revenues from sales of goods amounted to $51,980 for the quarter, and $243,232 for the nine-months ended September 30, 2016, compared with $46,852 for the quarter, and $178,063 for the nine months ended September 30, 2015. The revenues in 2015 include the recognition of revenue ($2,508,533) related to the upfront payment of $13.1 million received from Recordati in December 2010.

Research and Development

Research and development expenditures were $1,956,376 for the quarter ended September 30, 2016, and $5,164,962 for the nine months ended September 30, 2016, compared with $5,222,128 for the quarter ended September 30, 2015, and $6,265,537 for the nine months ended September 30, 2015. Research and development expenditures mainly include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $3,238,895 in the nine months ended September 30, 2016 and $4,173,245 in the comparative period in 2015.

Marketing Expenses

Marketing expenditures were $3,198 for the quarter, and $6,701 for the nine months ended September 30, 2016, compared with $69 for the quarter, and $9,475 for the nine months ended September 30, 2015. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $1,094,128 for the quarter, and $5,019,080 for the nine months ended September 30, 2016, compared with $4,770,407 for the quarter, and $9,949,295 for the nine months ended September 30, 2015. General and administrative expenditures also include stock compensation charges of

$4,192,370 for the nine months ended September 30, 2016 and $8,601,551 in the comparative period in 2015. The decrease of $4,930,215 in general and administrative expenses for the nine month period is primarily attributable to a decrease of $4,409,181 in stock compensation charges, a reduction of $139,172 in salaries and payroll related expenses and a decrease of $444,937 in professional fees compared to the same period in 2015. The decrease of $3,676,279 for the quarter ended September 30, 2016 is mainly attributable to a decrease of $3,262,929 in stock compensation charges, to a decrease of $10,650 in salaries and payroll related expenses combined to a decrease of $282,105 in professional fees compared to 2015. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance costs

Net finance costs were $78,250 for the quarter and $190,687 for the nine months ended September 30, 2016, compared with net finance costs of $29,696 for the quarter and $139,091 for the nine months ended September 30, 2015. An amount of $51,221 for the quarter and $148,778 for the nine months period ended September 30, 2016 represents accretion of debt discount incurred in connection with the convertible notes.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2016 or 2015.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$42,698	$42,698	$0	$0
Insurance premium installments	$112,576	$112,576	$0	$0
Operating leases	$3,929	$3,143	$786	$0
Convertible notes	$1,070,000	$0	$1,070,000	$0
Interest and fees on convertible notes	$99,867	$85,600	$14,267	$0
Total Contractual Obligations other than accounts payable and accrued liabilities	$1,329,070	$244,017	$1,085,053	$0

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2016 and 2015 other than those disclosed for key management personnel in note 9 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity, Capital Resources

As of September 30, 2016, cash and receivables including tax credits receivable totaled $1,592,859 compared with $653,107 at December 31, 2015. The increase is mainly due to three private placements received in August for a total of $1,700,000. The decrease in tax credits receivable is explained by the receipt, in the first quarter of 2015, of $349,827 related to the 2013 tax credits receivable.

On January 20, 2016, the Corporation completed two $500,000 private placement financing for a total of $1,000,000 (see note 6(a) of the Unaudited Consolidated Financial Statements). A total of 500,000 shares were issued.

On January 29, 2016, the Corporation completed one private placement for an amount of $100,000 and 50,000 shares were issued.

On February 5, 2016, the Corporation completed one private placement for an amount of $1,000,000 and 500,000 shares were issued.

From April 1, 2016, to June 28, 2016, the Corporation completed two private placements for a total of $678,993 through one security broker. A total of 207,000 shares were issued.

From July 1, 2016, to September 30, 2016, the Corporation completed six private placements for a total of $2,060,380. A total of 980,271 shares were issued.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related to the issuance of stock options to our key employees. As at September 30, 2016, we had an accumulated deficit of $128,256,399, and we have negative cash flows from operations. The Corporation’s working capital deficiency is $135,896 at September 30, 2016. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

In response to the top-line twelve month failure of the two Phase 3 trials of NX-1207 for BPH, Management has implemented steps to reduce expenditures, including staff reductions for the U.S. BPH development program for NX-1207, deferral of management salaries, and other operational changes. While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The Condensed Unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2016, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the Condensed Unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2016, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

In February 2016, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between the Corporation and Chardan, which we refer to as the equity distribution agreement.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for our common stock or to or through a market maker or through an electronic communications network. If expressly authorized by us, Chardan may also sell our common stock in privately negotiated transactions. Chardan will act as sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of NASDAQ. There is no specific date on which the offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of September 30, 2016 because of the material weakness in our internal control over financial reporting that is described in our 2015 annual filings and reproduced below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

The Corporation did not employ a sufficient complement of finance and accounting personnel at September 30, 2016 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”), and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

Management believes that a lack of segregation of duties is typical of companies with limited personnel and resources. Nonetheless, in response to the material weakness identified above, the Corporation, in the immediate future, intends to develop a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness. The Corporation does not currently intend to hire additional finance personnel or engage external experts until the size and operations warrant such additional resources.

The remediation efforts expected to be implemented include the following:

Evaluate staffing levels and responsibilities to enhance appropriate segregation of duties where possible amongst our personnel. Establishing a more comprehensive review and approval process for authorizing user access to financial information systems and monitoring user access to ensure that all information technology controls designed to restrict access to applications and data are operating in a manner that provides the Corporation with assurance that such access is properly restricted to the appropriate personnel.

Changes in Internal Controls over Financial Reporting

Since December 31, 2015, we have made the following changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting: we have engaged an outside financial reporting expert on a contract basis to assist with external financial reporting matters under the supervision and review our CFO and audit committee.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Financial Statements

Consolidated Statements of Financial Position as of September 30, 2016 and December 31,2015 (Unaudited)
Consolidated Statements of Operations (Unaudited)
Consolidated Statements of Changes in Equity (Unaudited)
Consolidated Statements of Cash Flows (Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

1.	Basis of preparation	20
2.	Liquidity, going concern and management's response	20
3.	Share capital	22
4.	Earnings per share	27
5.	Related parties transactions	28
6.	Subsequent events	28

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position (Unaudited)
September 30, 2016 and December 31, 2015
(in US dollars)

		September 30,	December 31,
Assets	Note	2016	2015
Current assets
Cash		$1,570,983	$374,463
Accounts receivable		15,987	640
Other receivables		3,976	7,446
Research tax credits receivable		1,913	270,558
Security deposit		7,487
Prepaid expenses		10,685	685
Inventories		13,455	37,644

Total current assets		1,624,486	691,436
Non-current assets
Property and equipment		1,268	3,399
Security deposit		17,396	17,396
Total assets		$1,643,150	$712,231
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities		$1,760,382	$2,250,568
Total current liabilities		1,760,382	2,250,568
Non-current liabilities
Convertible notes	4	899,250	814,672
Preferred shares of a subsidiary	5	400,000	400,000
Total liabilities		3,059,632	3,465,240
Stockholders’ Equity (Deficit)
Share capital – unlimited authorized shares at no par value 47,875,690 and 42,988,419 shares outstanding at September 30, 2016 and December 31, 2015, respectively		90,817,584	84,954,211
Share capital subscription receivable		(658,654)	–
Additional paid-in capital		36,280,987	29,873,722
Accumulated deficit		(128,256,399)	(117,980,942)
Deficit attributable to the equity holders		(1,816,482)	(3,153,009)
Non-controlling interest	8	400,000	400,000

Total stockholders’ equity (deficit)		(1,416,482)	(2,753,009)

Total liabilities, equity and stockholders’ equity (deficit)		$1,643,150	$712,231

See accompanying notes to the unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations (Unaudited)
Three and Nine-month periods ended September 30, 2016 and 2015
(in US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenues
Sales of goods	$51,980	$46,852	$243,232	$178,063
Licensing revenues: Upfront payment	–	–	–	2,508,533

Total revenues	51,980	46,852	243,232	2,686,596

Operating expenses
Research and development	1,956,376	5,222,128	5,164,962	6,265,537
General and administrative	1,094,128	4,770,407	5,019,080	9,949,295
Marketing	3,198	69	6,701	9,475
Cost of sales	45,170	30,739	137,259	102,443

Total expenses	3,098,872	10,023,343	10,328,002	16,326,750
Loss from operations	(3,046,892)	(9,976,491)	(10,084,770)	(13,640,154)
Net finance costs	(78,250)	(29,696)	(190,687)	(139,091)

Loss attributable to the equity holders	$(3,125,142)	$(10,006,187)	$(10,275,457)	$(13,779,245)

Net loss per share Basic & Diluted	$(0.07)	$(0.26)	$(0.23)	$(0.37)

Weighted average number of common shares outstanding Basic & Diluted	46,891,488	39,120,261	45,428,636	37,536,100

See accompanying notes to the unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
Nine-month period ended September 30, 2016
(in US dollars)

	Attributable to Nymox Controlling Interest
			Share				Non-
			capital	Additional			controllin	Total
			Subscripti	paid-in			g	equity
	Number	Dollars	on	capital	Deficit	Total	interest	(Deficit)

Balance, December 31, 2015	42,988,419	$84,954,211	$–	$29,873,722	$(117,980,942)	$(3,153,009)	$400,000	$(2,753,009)
Transactions with owners, recorded directly in equity:
Issuance of units	2,237,271	4,839,373	(658,654)	–	–	4,180,719	–	4,180,719
Stock-based compensation	2,650,000	1,024,000	–	6,407,265	–	7,431,265	–	7,431,265
Total contributions by owners	4,887,271	5,863,373	(658,654)	6,407,265	–	11,611,984	–	11,611,984
Net loss	–	–	–	–	(10,275,457)	(10,275,457)	–	(10,275,457)
Balance, September 30, 2016	47,875,690	$90,817,584	$(658,654)	$36,280,987	$(128,256,399)	$(1,816,482)	$400,000	$(1,416,482)

See accompanying notes to the unaudited consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
Nine-month periods ended September 30, 2016 and 2015
(in US dollars)

	2016	2015
Cash flows used in operating activities
Net loss	$(10,275,457)	$(13,779,245)
Adjustments for:
Depreciation of property and equipment	2,131	4,591
Stock-based compensation	7,431,265	12,774,796
Accretion expense	84,578	70,726
Changes in non-cash operating balances:
Accounts receivable and other receivables	(11,877)	(93,009)
Research tax credits receivable	268,645	344,096
Security deposit	(7,487)	-
Prepaid expenses	(10,000)	(10,685)
Inventories	24,189	34,374
Accounts payable and accrued liabilities	(490,186)	661,703
Deferred revenue	-	(2,508,533)
Net cash flows used in operating activities	(2,984,199)	(2,501,186)

Cash flows from (used in) financing activities
Proceeds from issuance of share capital	4,180,719	1,917,962
Proceeds from issuance of units	-	200,000
Share issue costs	-	(47,500)
Payments under option settlement agreements	-	(43,100)
Net cash flows provided by financing activities	4,180,719	2,027,362

Cash flows used in investing activities
Additions to property and equipment	-	-
Net (decrease) increase in cash	1,196,520	(473,824)
Cash, beginning of the period	374,463	632,272
Cash, end of the period	$1,570,983	$158,448

See accompanying notes to the unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
(in US dollars)

1.	Basis of preparation:

(a)	Statement of compliance:

The condensed unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in connection with the previously issued annual financial statements of the Corporation as at and for the year ended December 31, 2015.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 15, 2016.

(b)	Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

2.	Liquidity, Going Concern and Managements Response

Management believes that current cash balances as at September 30, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

The Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

3.	Share capital:

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Private placements:

In the first quarter of 2016, the Corporation completed four private placements for a total of $2,100,000. A total of 1,050,000 common shares were issued at an average price of $2.00 per share.

In the second quarter of 2016, the Corporation completed private placement for a total of $678,993 through one security broker. A total of 207,000 shares were issued at the average price of $3.28 per share. The corporation has agreement with the same security broker to issuance and sale of shares up to $12,000,000.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
(in US dollars)

In the third quarter of 2016, the Corporation completed six private placements for a total of $2,060,380.

A total of 980,271 shares were issued at an average price of $2.10 per share.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As of September 30, 2016, 980,500 options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the nine-month period ended September 30, 2016 and for options outstanding and exercisable at the end of the nine-month period ended September 30, 2016, the weighted average exercise price and the weighted average years to expiration.

Options outstanding
Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2015	6,519,500	$4.43	4.28
Expired	–	–
Cancelled	–	–
Granted	–	–
Outstanding, September 30, 2016	6,519,500	$4.43	3.58
Options exercisable	6,519,500	$4.43	3.58

(c)	Stock-based compensation:

	Three months		Nine months
	ended September 30,		ended September 30,
Employee expenses	2016	2015	2016	2015
Stock options granted in 2011	–	–	–	1,119
Stock options granted in 2012	–	2,615	2,615	10,024
Stock options granted in 2014	–	–	–	13,995
Stock options granted in 2015	1,848,004	8,344,252	6,404,650	12,749,658
Stock options granted in 2016	–	–	-	–
Total stock-based compensation expense recognized	$1,848,004	$8,346,867	$7,431,265	12,774,796

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
(in US dollars)

(c)	Stock-based compensation (continued):

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three months		Nine months
	ended September 30,		ended September 30,
	2016	2015	2016	2015
Stock-based compensation pertaining to general and administrative	$911,812	$4,174,741	$4,192,370	$8,601,551
Stock-based compensation pertaining to research and development	936,192	4,172,126	3,238,895	4,173,245

Total	$1,848,004	$8,346,867	$7,431,265	$12,774,796

No options were granted during the nine-month period ended September 30, 2016 (2015 – 1,515,000 share options granted and 5,104,500 share options modified having a weighted average fair value of $1.58 per share option).

The fair value of the options granted during the nine-month periods ended September 30, 2016 and 2015 was determined using the Black-Scholes pricing model.

The following weighted average assumptions were used:

	2016	2015
Share price	$-	$1.74
Exercise price	$-	$1.74
Risk-free interest rate	-%	2.23%
Expected volatility	-%	105%
Expected option life in years	-	10
Expected dividends	-	-
Barrier	$-	$5.00

Expected volatility was estimated considering a five-ten year historic average share price volatility. Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
(in US dollars)

(d)	Warrants:

Warrants outstanding
Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2015	548,529	$1.72	1.31
Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Outstanding, September 30, 2016	548,529	$1.72	0.56

On December 16, 2014, in connection with the convertible notes private placement financing referred to in note 6, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.54 prior to December 16, 2017.

4.	Earnings per share:

Weighted average number of common shares outstanding:

	Three months		Nine months
	ended September 30,		ended September 30,
	2016	2015	2016	2015
Issued common shares at beginning of period	46,145,419	37,803,969	42,988,419	35,872,445
Effect of shares issued	746,069	66,292	2,440,217	1,246,988
Weighted average number of common shares outstanding - basic	46,891,488	39,120,261	45,428,636	37,536,100
Weighted average number of shares outstanding – diluted	46,891,488	39,120,261	45,428,636	37,536,100

The is no difference in diluted as compared to basic earnings per share as the impact would be antidilutive as a result of the net loss.

5.	Related party transactions:

Executive officers and directors participate in the Corporation’s stock option plan (see note 6 (b)). Executive off

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
(in US dollars)

icers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months		Nine months
	ended September 30,		ended September 30,
	2016	2015	2016	2015
Salaries	$-	$(610)	$-	$206,852
Short-term employee benefits	465	886	1,395	2,761
Stock-based compensation	1,848,004	8,344,252	7,431,265	12,763,653
	$1,848,469	$8,344,528	$7,432,660	$12,973,266

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were nil for the period ended September 30, 2016 (2015 - $28,500; 2014 - $53,500).

6.	Subsequent events:

The corporation has determined there are no subsequent events